JCPenney

Every Day Matters˙
jcp.com

Via Facsimile Transmission

June 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549-0405
ATTN: Ta Tanisha Meadows, Staff Accountant

Re: **J. C. Penney Company, Inc.**
      Form 10-K for Fiscal Year Ended February 3, 2007
      Filed April 4, 2007
      Form 10-Q for Fiscal Quarter Ended May 5, 2007
      File No. 1-15274

Dear Ms. Meadows:

      This letter confirms our telephone conversation earlier today that J. C. Penney Company, Inc. will respond to the comments of the staff of the Securities and Exchange Commission on or before July 20, 2007.

      Please do not hesitate to contact me at (972) 431-1211 if you have any questions.

Very truly yours,

Salil R. Virkar
Senior Managing Counsel

SRV/kmf
cc: Joanne L. Bober
      Robert B. Cavanaugh
      Sal A. Saggese
      Susan Stein
      Jeffrey J. Vawrinek

J. C. Penney Company, Inc.
P.O. Box 10001, Dallas, TX 75301-0001
6501 Legacy Drive, Plano, TX 75024-3698

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